

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

Via E-Mail
Ms. Bick Le
Chief Financial Officer
Pow! Entertainment, Inc.
9440 Santa Monica Boulevard #620
Beverly Hills, California 90210

  Re: Pow! Entertainment, Inc.
     Form 10-K for the Year Ended December 31, 2012
     Filed March 29, 2013
     Form 10-Q for the Quarter Ended June 30, 2013
     Filed August 14, 2013
     File No. 000-54214

Dear Ms. Le:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated in comment 6 below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion & Analysis

Liquidity and Capital Resources, page 14

1. We note from your disclosure on page 14 that you have reclassified part of deferred compensation as long-term liabilities. Please explain to us how you determined the amount of deferred compensation to be reclassified to long-term liabilities and tell us why you believe it is appropriate to classify these amounts as long-term liabilities, rather than current liabilities on the balance sheet at December 31, 2012 and 2011.

Critical Accounting Policies and Estimates, page 15

2. We note from your disclosure on page 15 that you identify four significant areas of estimation and assumptions. We believe that your critical accounting policies and estimates section should be expanded to discuss each of these significant areas. Your disclosure of each area should (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350).

Audited Financial Statements

Balance Sheet, page 18

3. We note that as of December 31, 2012 and 2011, a significant amount of your current and total assets consists of marketable securities. We also note that your disclosure in Note 2 indicates that other comprehensive income consists of unrealized gains and losses on marketable securities categorized as available-for-sale. Please provide for us and revise to disclose in the notes to the financial statements, the nature and amount of marketable securities classified as available-for-sale, and the amount, if any, classified as trading securities and held-to-maturity. Also, please provide for us and revise to include all of the disclosures set forth in ASC 320-10-50, as applicable.

Notes to the Financial Statements

Note 8. Warrants and Options for Non-Employees, page 27

4. We note from the statement of operations that that for the year ended December 31, 2011, you recorded a $34,060 gain on the change in a derivative liability related to warrants issued in 2010. We also note that in Note 8 you disclose the amount of the loss recognized in 2012 and the assumptions used to determine the fair value of the derivative liability at December 31, 2012. Please tell us and revise Note 8 to disclose the assumptions used to determine the fair value of the derivative liability at December 31, 2011.

Item 9A Controls and Procedures page 29

5. We note that your evaluation of disclosure controls and procedures includes the conclusion that management found your disclosure controls and procedures were not effective as of December 31, 2012. Please explain to us and revise to disclose the reasons why you determined that disclosure controls and procedures were not effective as of

December 31, 2012 and to explain the nature of any steps management is taking to remediate the deficiencies found.

6. We note that you have disclosed your evaluation of disclosures controls and procedures. Please file an amended Form 10-K for the year ended December 31, 2012 to include management's annual report on internal controls and procedures as required by Item 308 of Regulation S-K. Your report should contain the following:
   o A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;
   o A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting;
   o Management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Form 10-Q for the Quarter Ended June 30, 2013

Note 5. Related Party Transaction, page 10

7. We note your disclosure that during the six months ended June 30, 2013, you paid $262,536 of costs on behalf of SL Power Concerts and at June 30, 2013, $200,878 of the amount funded is due to be reimbursed from SLPC and the other equity owner of SLPC and is included in other receivables and other current assets at June 30, 2013. In light of the fact that you wrote off your equity method investment in SLPC during 2012, and you appear to have recognized $61,658 of the total amount paid as a loss on the investment during the six months ended June 30, 2013, please explain to us why you believe the $200,878 receivable is recoverable at June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief